SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 HOMELIFE, INC.
                                  COMMON STOCK

                                     436938
                                 (CUSIP NUMBER)

                             4400 ROUTE 9, 2ND FLO0R
                               FREEHOLD, NJ 07728
                                 (732) 409-1212


                                 January 1, 2001
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.


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(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
Persons (entities only):

      GABRIELLE JEANS

(2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: -0- as of Filing Date; 15,000 as of Date of Event (does not include 30,000 options convertible into common stock)

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: -0- as of Filing Date; 15,000 as of Date of Event (does not include 30,000 options convertible into common stock)

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: -0- as of Filing Date; 15,000 as of Date of Event (does not include 30,000 options convertible into common stock)

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 0% (as of the filing date); less than 1% (as of the Date of Event)

(14) Type of Reporting Person: IN


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ITEM 1. SECURITY AND ISSUER.

Homelife, Inc.
9475 Heil Avenue, Suite D
Fountain Valley, California 92708

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name: Gabrielle Jeans

(b) Address:

(c) Former officer of Issuer

(d) None.

(e) None.

(f) Citizenship. Canada

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Gabrielle Jeans, acquired the shares of Issuer from personal funds. She was given the 30,000 options as compensation for being an officer of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person was based on the transaction described in Item 3. above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Gabrielle Jeans securities interest in the Issuer represents less than 1% of the total issued and outstanding common shares of the Issuer (not including the 30,000 options convertible into shares of the Issuer's common stock). As of the filing date, Ms. Jeans' only has the 30,000 options.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2004                          Signature: /s/ Gabrielle Jeans
                                                        ------------------------
                                                        GABRIELLE JEANS